SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)
________________________

Handy & Harman Ltd.
(Name of Subject Company)
________________________

Handy & Harman Ltd.
(Names of Filing Persons - Offeror)
________________________

Common Stock, Par Value $0.01
(Title of Class of Securities)
________________________

410315105
(CUSIP Number of Class of Securities)
________________________

James F. McCabe, Jr.
Senior Vice President and Chief Financial Officer
1133 Westchester Avenue, Suite N 222,
White Plains, New York 10604
(914) 461-1300

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower, 65 East 55th Street
New York, New York 10022
(212) 451-2300
________________________

CALCULATION OF FILING FEE:

Transaction Valuation(1)	Amount of Filing Fee(2)
$60,000,000	$7,728

(1)           The transaction value is estimated only for purposes of calculating the filing fee.  The transaction value was calculated assuming that $60 million in value of shares of common stock, par value $0.01 per share of Handy & Harman Ltd. will be purchased at the tender offer price of $26.00 per share.

(2)           The amount of the filing fee, calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $128.80 per $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $7,728

Form or Registration No.:  Schedule TO-I

Filing Party:  Handy & Harman Ltd.

Date Filed:  August 7, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on August 7, 2014 (as amended, the “Schedule TO”), relating to the offer (the “Offer”) by Handy & Harman Ltd., a Delaware corporation (the “Company”), to purchase up to $60 million in value of shares of its common stock, $0.01 par value per share (the “Common Stock”). The Offer was made upon the terms and subject to the conditions in the Offer to Purchase, dated August 7, 2014 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”), copies of which were previously filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO, as amended or supplemented from time to time.

Only those items amended are reported in this Amendment.  Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment does not modify any of the information previously reported in the Schedule TO. You should read this Amendment together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal. Unless otherwise indicated, all references to “shares” are to the Company’s shares of Common Stock.

Item 11.	ADDITIONAL INFORMATION

Item 11(c) of the Schedule TO is hereby amended and supplemented with the following:

On August 19, 2014, the Company issued a press release announcing an increase of the purchase price at which it will purchase shares of its Common Stock.  A copy of such press release is filed herewith as Exhibit (a)(5)(B) and is incorporated herein by reference.

Item 12.	EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(B)                      Press Release, dated August 19, 2014.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HANDY & HARMAN LTD.

By:	/s/ Leonard J. McGill
Name:	Leonard J. McGill
Title:	Senior Vice President and Chief Legal Officer

Date: August 19, 2014

Exhibit Index

Exhibit                           Description

(a)	(1)	(A)	Offer to Purchase for Cash, dated August 7, 2014.**

(B)	Letter of Transmittal (including Certification of Taxpayer Identification Number on Form W-9).**

(C)	Notice of Guaranteed Delivery.**

(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.**

(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.**

(a)	(5)	(A)	Press Release dated August 6, 2014 (Incorporated by reference to the Schedule TO-C filed by the Company on August 7, 2014).

(a)	(5)	(B)	Press Release, dated August 19, 2014.*

(b)	(1)
Credit Agreement, dated as of November 8, 2012, by and among Handy & Harman Group Ltd., certain of its subsidiaries as guarantors, PNC Bank N.A., in its capacity as agent acting for the financial institutions party thereto as lenders, and the financial institutions party thereto as lenders (incorporated by reference to Exhibit 4.11 to the Company's Annual Report on Form 10-K filed on February 28, 2013).

(2)
First Amendment to Credit Agreement by and among Handy & Harman Group Ltd., certain of its subsidiaries as guarantors, PNC Bank N.A., in its capacity as agent acting for the financial institutions party thereto as lenders, and the financial institutions party thereto as lenders, dated as of April 26, 2013 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on April 29, 2013).

(3)
Second Amendment to Credit Agreement by and among Handy & Harman Group Ltd., certain of its subsidiaries as guarantors, PNC Bank N.A., in its capacity as agent acting for the financial institutions party thereto as lenders, and the financial institutions party thereto as lenders, dated as of September 13, 2013 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on September 13, 2013).

(4)
Third Amendment to Credit Agreement by and among Handy & Harman Group Ltd., certain of its subsidiaries as guarantors, PNC Bank N.A., in its capacity as agent acting for the financial institutions party thereto as lenders, and the financial institutions party thereto as lenders, dated as of August 5, 2014 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on August 6, 2014).

(5)
Credit Agreement, dated as of June 3, 2014, by and among WHX CS Corp., the other entities joined as borrowers thereunder from time to time, the lenders party thereunder and PNC Bank, National Association, in its capacity as administrative agent for the lenders thereunder (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on June 4, 2014).

(6)
Pledge Agreement, dated as of June 3, 2014, by WHX CS Corp. in favor of PNC Bank, National Association, as agent for the benefit of the lenders (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on June 4, 2014).

(d)	(1)	2007 Incentive Stock Plan, as amended (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed May 28, 2013).

(2)
Employment Agreement by and between Handy & Harman and Jeffrey A. Svoboda, effective January 28, 2008 (incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K filed March 31, 2009).

(3)
Amendment to Employment Agreement by and between Handy & Harman and Jeffrey A. Svoboda, effective January 1, 2009 (incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K, filed March 31, 2009).

(4)
Second Amendment to Employment Agreement by and between Handy & Harman and Jeffrey A. Svoboda, effective January 4, 2009 (incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K, filed March 31, 2009).

(5)
Incentive Agreement, dated July 6, 2007, by and between WHX Corporation and Warren G. Lichtenstein (incorporated by reference to Exhibit 10.23 to the Company's Annual Report on Form 10-K, filed March 31, 2009).

(6)
Amendment to Incentive Agreement, dated as of January 1, 2009, by and between WHX Corporation and Warren G. Lichtenstein (incorporated by reference to Exhibit 10.24 to the Company's Annual Report on Form 10-K, filed March 31, 2009).

(7)
Management Services Agreement, dated as of January 1, 2012, by and among the Company, Handy & Harman Group Ltd. and SP Corporate Services LLC (incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K filed on March 15, 2012).

(8)
First Amendment to Management Services Agreement by and among the Company, Handy & Harman Group Ltd. and SP Corporate Services LLC, dated as of March 27, 2013 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed April 2, 2013).

(g)	None.

(h)	Not applicable.
                        ________

*      Filed herewith.
**    Previously filed with the Schedule TO on August 7, 2014.